Catalent Pharma Solutions

14 Schoolhouse Road

Somerset, NJ 08873

T  732 537 6200

F  732 537 6252

www.catalent.com

+1-888 SOLUTION (76588466)

June 11, 2019

Ms. Sasha Parikh

Mr. Rolf Sundwall

Office of Healthcare and Insurance

United States Securities and Exchange Commission Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed August 28, 2018
Form 10-Q for the Quarterly Period Ended December 31, 2018
Filed February 5, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-36587

Dear Ms. Parikh and Mr. Sundwall:

We have received your letter, dated May 28, 2019, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “2018 Form 10-K”) and the Quarterly Reports on Form 10-Q for the periods ended December 31, 2018 and March 31, 2019 filed by Catalent, Inc. (“Catalent” or the “Company”), and in this letter we respond to the comments made by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).

For your convenience, our response is prefaced by the Staff’s comment, which appears in bold, italicized text.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Form 10-K for the Year Ended June 30, 2018

15. Segment and Geographic Information, page 114

1.

You have disclosed on page 48 in the filing that EBITDA from continuing operations is a non-GAAP measure. Further, the measure does not appear to be a subtotal of your combined Segment EBITDA in reconciling your segment measure of profit and loss to your consolidated earnings/(loss) from continuing operations. Please tell us how your presentation of and reconciliation of EBITDA from continuing operations in this footnote complies with Regulation S-K10(e)(ii)(C) and the disclosure requirements of ASC 280-10-50-29(b) and 30(b), or revise accordingly.

Response:

In accordance with ASC 280-10-50-22, U.S. generally accepted accounting principles (“GAAP”) require the disclosure of “a measure of profit or loss . . . for each reportable segment.” ASC 280-10-50-27 specifies that the measure of profit or loss “shall be the measure reported to” the chief operating decision maker (the “CODM”). Consistent with ASC 280-10-50-27, Segment EBITDA as disclosed in Note 15 to the financial statements included in the 2018 Form 10-K is the measure reported to the Company’s CODM for purpose of making decisions to allocate resources and assess performance of the Company’s operating segments. The Segment EBITDA for each operating segment excludes certain unallocated corporate-level costs. The Company’s CODM reviews the unallocated corporate-level costs at a consolidated company level, and, therefore, when reporting segment results in accordance with ASC 280-10-50-22, the Company does not allocate these costs to its segments. Consistent with ASC 280-10-50-29(b) and -30(b), the Company disclosed the unallocated cost amount for each period reported in Note 15 to the financial statements included in the 2018 Form 10-K and the nature of the unallocated costs in the Segment table as footnote 1 on page 115.

The Company further notes that, because the Company discloses Segment EBITDA in the notes to its financial statements in accordance with ASC 280-10-50-22 and -27, Segment EBITDA is not a “non-GAAP” financial measure within the meaning of Item 10(e)(2) of Regulation S-K, and therefore Item 10(e)(1)(ii)(C) of Regulation S-K, which relates to the disclosure of non-GAAP financial measures, is not implicated. (See question 104.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, updated April 4, 2018 (the “Non-GAAP C&DI”).)

Management discloses EBITDA from continuing operations in the footnotes to the financial statements as an interim bridge to reconcile the total of the various Segment EBITDA amounts plus unallocated corporate costs to the GAAP measure of earnings from continuing operations in a way that will be familiar to readers of the Management’s Discussion and Analysis section of the 2018 Form 10-K.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

However, to clarify the presentation of Segment EBITDA and its reconciliation to the consolidated earnings/(loss) from continuing operations, the Company proposes revising this table in its future filings. Applying the proposed approach to the tables on pages 115 and 116, the disclosure would be revised as follows:

(Dollars in millions)	Fiscal Year Ended June 30,
	2018	2017	2016
Net revenue:
Softgel Technologies	$917.3	$855.3	$775.0
Biologics and Specialty Drug Delivery	601.9	350.8	314.9
Oral Drug Delivery	573.9	561.6	493.6
Clinical Supply Services	430.4	348.8	307.5
Inter-segment revenue elimination	(60.1)	(41.1)	(42.9)

Net revenue	$2,463.4	$2,075.4	$1,848.1

(Dollars in millions)	Fiscal Year Ended June 30,
	2018	2017	2016
Segment EBITDA reconciled to earnings from continuing operations:
Softgel Technologies	$196.4	$190.5	$163.8
Biologics and Specialty Drug Delivery	146.8	63.4	61.1
Oral Drug Delivery	172.9	179.0	154.1
Clinical Supply Services	76.2	54.9	53.2

Sub-Total	$592.3	$487.8	$432.2
Reconciling items to earnings from continuing operations:
Unallocated costs (1)	(138.8)	(115.6)	(57.9)
Depreciation and amortization	(190.1)	(146.5)	(140.6)
Interest expense, net	(111.4)	(90.1)	(88.5)
Income tax expense	(68.4)	(25.8)	(33.7)
Non-controlling interest	—	—	(0.3)

Earnings from continuing operations	$83.6	$109.8	$111.2

(1)

Unallocated costs include restructuring and special items, equity-based compensation, impairment charges, certain other corporate directed costs, and other costs that are not allocated to the segments as follows:

(Dollars in millions)	Fiscal Year Ended June 30,
	2018	2017	2016
Impairment charges and gain/(loss) on sale of assets	($8.7)	($9.8)	($2.7)
Equity compensation	(27.2)	(20.9)	(10.8)
Restructuring and other special items (a)	(54.4)	(33.5)	(27.2)
Non-controlling interest	—	—	0.3
Other income/(expense), net (b)	(7.7)	(8.5)	15.6
Non-allocated corporate costs, net	(40.8)	(42.9)	(33.1)

Total unallocated costs	($138.8)	($115.6)	($57.9)

(a)	Restructuring and other special items include transaction and integration costs associated with the acquisition of Catalent Indiana and Accucaps.
(b)	Refer to Note 13, Other (income)/expense, net, for details of financing charges and foreign currency translation adjustments recorded within other income/(expense), net

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Form 10-Q for the Quarterly Period Ended December 31, 2018

Notes to Unaudited Consolidated Financial Statements

1.	Basis of Presentation and Summary of Significant Accounting Policies

Recent Financial Accounting Standards

Recently Adopted Accounting Standards, page 12

2.

Upon adoption of ASC 606 (ASU 2014-19), you recorded a cumulative effect adjustment to the fiscal 2019 opening balance of your accumulated deficit, which decreased beginning accumulated deficit by $15.1 million. You noted that the adoption resulted in three primary changes as compared to the previous revenue recognition guidance. Please tell us the amount related to each of these policy changes included in the cumulative effect adjustment.

Response:

The impact to accumulated deficit from the three primary changes compared to the previous revenue recognition guidance referenced above and included in the cumulative-effect adjustment are detailed in the following table:

Change in revenue recognition upon the adoption of ASC 606	Net impact to beginning accumulated deficit (Dollars in millions)
Revenue from commercial product supply is recorded at successful completion of the required quality assurance process instead of upon shipment of product	($0.9)
Contract cancellation revenue is recorded as variable consideration instead of upon agreement of amount due from the customer	($14.2)
Revenue from sourcing comparator drug product for clinical supply services is recorded net of the cost of procuring it rather than at full value with a corresponding expense	—
Total cumulative effect adjustment	($15.1)

Also, explain to us how the cumulative effect adjustment relates to the $18.6 million year-to-date impact of adoption disclosed on page 12.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Response:

The cumulative effect adjustment of $15.1 million is an adjustment to accumulated deficit recorded as of the adoption of ASC 606 on July 1, 2018, whereas the $18.6 million amount disclosed in the table on page 12 is the effect on revenue, not accumulated deficit, of the adoption of ASC 606 during the six-month period from July 1, 2018 through December 31, 2018. In addition, the $18.6 million recorded as the change in revenue due to ASC 606 includes both the effect of revenue moved from one quarter to another during the six-month period as well as the effect of revenue moved from fiscal 2019 into earlier periods, whereas the $15.1 million cumulative effect adjustment relates solely to the effect of moving revenue to earlier periods. The components of the year-to-date impact and their relationship to the reported results are as follows:

Six months ended December 31, 2018 (Dollars in millions)
Net Revenue as reported (applying ASC 606)	$1,174.8
Effects of change:
Revenue from commercial product supply is recorded at successful completion of the required quality assurance process instead of upon shipment of product	(46.2)
Contract cancellation revenue is recorded as variable consideration instead of upon agreement of amount due from the customer*	10.2
Revenue from sourcing comparator drug product for clinical supply services is recorded net of the cost of procuring it rather than at full value with a corresponding expense	54.6
Total effects of change	18.6
Net Revenue amount applying ASC 605 without adoption of ASC 606	$1,193.4

*The cumulative effect adjustment as discussed in comment 2 was partially offset by revenue from cancellation that occurred during the six months ended December 31, 2018.

2. Revenue Recognition

Development Services Revenue, page 15

3.

In the second paragraph under this heading, as well as under the header ‘Clinical Supply Services Revenue’, you state “In other arrangements, revenue is recognized when the customer has taken legal title to or accepted the product or service deliverable and the Company has a right to payment based on the terms of the arrangement.” Please clarify for us when the customer takes legal title and what determines whether control is transferred when customer has taken legal title versus when it has accepted the product or service deliverable. Consider providing us proposed revised disclosure, as necessary.

Response:

For some of the development services that the Company provides, the Company is delivering a report or shipping pharmaceutical products as a unit of service, for example, and, in those cases, delivering legal title to the report or completion of quality testing with respect to the product is the point in time that the Company has completed the performance obligation and transferred control to the customer. After reviewing the Staff’s comment and the Company’s policies for recognizing revenue in light of the business circumstances just described, we recognize that the disclosure as written suggests that there is customer acceptance. The company’s contracts do not include substantive acceptance provisions and the Company proposes the following revision to the cited disclosures in future filings:

Current disclosure:

In certain arrangements, the Company recognizes revenue over time as the Company satisfies performance obligations. Satisfaction of the performance obligations is measured using an output method measure of progress based on effort expended by the Company. In other arrangements, revenue is recognized when the customer has taken legal title to or accepted the product or service deliverable and the Company has a right to payment based on the terms of the arrangement.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Proposed revision to disclosure:

In certain arrangements, the Company recognizes revenue over time as the Company satisfies performance obligations. Satisfaction of the performance obligations is measured using an output method measure of progress based on effort expended by the Company. In other arrangements, revenue is recognized at the point in time when control transfers, which occurs upon either the delivery of the related output of the service to the customer or the completion of quality testing with respect to the product, and the Company has an enforceable right to payment based on the terms of the arrangement.

Manufacturing & Commercial Product Supply Revenue, page 15

4.

Your timing of revenue recognition from when the product is delivered to when the product quality release testing procedures are completed changed upon adoption of ASC 606, as it appears this is the point in time you have determined that control has been transferred to the customer. Please address the following:

•

Confirm that our understanding of your revenue recognition policy for manufacturing and supply of commercial product, as noted in the first sentence of this comment, is accurate. If not, please clarify your policy for us in your response.

Response:

The Company’s timing of revenue recognition changed from when the product is delivered to when the product quality release testing procedures are completed upon adoption of ASC 606. The Company has determined that control transfers to the customer over time as there is no alternative use for the product and the Company is entitled to payment for performance completed to date (ASC 606-10-25-27C). Progress is measured based on the number of units that have completed quality release testing procedures. To make this clearer in the disclosure, the Company is proposing the following disclosure in future filings:

Manufacturing and commercial product supply revenue consists of revenue earned by manufacturing products supplied to customers under long-term commercial supply arrangements. The contractual performance obligation generally includes the provision of manufacturing services and product quality testing procedures. These activities are highly interdependent and thus are considered to be a single combined performance obligation. Control is transferred to the customer over time and progress is measured based on the units of product that have successfully completed the contractually required quality assurance process. Because it comes at the end of the manufacturing process and is performed identically on each unit of production, this measure is the best proxy for the Company’s progress towards completing its performance obligation under the contract. Revenue is measured based on the amount of consideration the Company expects to receive in exchange for providing these products and services. Payment is typically due 30 to 90 days after the goods are shipped as requested by the customer, based on the payment terms set forth in the applicable customer agreement.

•

It appears that shipping and handling activities are performed after a customer obtains control of the product. Provide us proposed disclosure to be included in future filings under ASC 606-10-25-18B with regards to the disclosure requirements in paragraphs 50-1 through 50-6 of ASC 235-10 or tell us why you do not believe this disclosure is required.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Response:

For the majority of the Company’s contracts, the Company’s customer is responsible for shipping and handling activities. However, a small portion of the Company’s contracts with its customers are based on the Incoterms Delivery Duty Paid (“DDP”) or Freight on Board (“FOB”) destination, in which cases the Company performs shipping and handling activities. As specified in ASC 606-10-25-18B, the Company has elected to account for shipping and handling for these arrangements as activities to fulfill the promise to transfer the product to the customers. The total cost associated with these arrangements is immaterial for disclosure purposes.

With reference to the requirements of ASC 235-10-50-1 through -50-6, due to shipping and handling costs being immaterial, the Company believes that information regarding the details of shipping and handling activities is not material to the users of the financial statements.

•	Tell us the approximate time from when you have completed the quality assurance process to when the product is shipped to the customer.

Response:

The time between completion of the quality assurance process and product shipment varies depending on the scheduling of product collection by the customer’s freight vendor. The significant majority of these shipments occurs within 1-2 weeks from the completion of the quality assurance process.

5.

Please provide us your basis under ASC 606 to support your accounting for commercial supply contract cancellations, specifically addressing the difference in accounting from ASC 605 to ASC 606 (i.e. why this is recognized as variable consideration as the Company’s performance obligations are satisfied rather than only upon agreement of the amount with the customer), citing specific accounting guidance.

Response:

Certain of the Company’s contracts include provisions entitling the Company to specified cash payments when the customer invokes its contractual right to terminate prior to the contract’s nominal end date. The amount of the cash payment may vary in some cases depending on factors specified in the contract, including the timing of the cancellation and costs incurred by the Company in connection with its performance under the contract. In practice, due to these unliquidated aspects of the cancellation payment terms, the Company may negotiate with the customer, after receiving notice of cancellation, concerning the amount of the cash payment that is due to the Company, even though the terms of the cancellation are stated in the contract. The amount finally paid by the customer has sometimes varied from the amount initially asserted by the Company as being due as a result of these negotiations so that

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

the Company may avoid protracted, formal dispute-resolution procedures concerning the amount owed. In accordance with the applicable GAAP prior to the Company’s adoption of ASC 606 (in particular, Staff Accounting Bulletin 104 (codified as ASC 605-10-S99)), revenue was “generally realized or realizable and earned when:

a.	persuasive evidence of an arrangement exists,

b.	delivery has occurred or services rendered,

c.	the seller price is fixed or determinable, and

d.	collectability is reasonably assured.”

The formerly applicable guidance further defined a “fixed” fee as “a fee required to be paid at a set amount that is not subject to refund or adjustment.” Based on this definition and the Company’s historical experience related to negotiating contract cancellations, its policy under ASC 605 was to recognize the revenue for cash payments due as a result of contract cancellations when the amount had been agreed with the customer, as this is the point when the consideration is confirmed and not subject to adjustment, meeting the requirement that the fee be fixed or determinable.

Using the new framework for revenue recognition set forth in ASC 606, the Company determined that a cancellation notice from the customer changes the scope of the contract, accelerating the duration of, and otherwise changing rights and obligations of each party to, the contract. As a result, the Company now accounts for a contract cancellation applying the contract modification guidance in ASC 606-10-25-10, which applies when there is a “change in the scope or price (or both) of a contract that is approved by the parties to the contract.” That guidance further states that “a contract modification exists when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract.” Accordingly, the Company analyzes the changes to a contract as a result of a cancellation under the modification guidance, with the contract cancellation accounted for in the period that the modification is approved, which occurs when the customer notifies the Company of the cancellation.

In addition, the Company reviews the cash payment due from a contract cancellation and considers it to be a form of variable consideration based on the guidance in ASC 606-10-32-6, which states that “an amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the variable consideration is contingent on the occurrence or nonoccurrence of a future event.” The Company initially estimates the consideration due from a contract cancellation using the expected value method and then adjusts the amount as needed. The expected value is constrained so that it is unlikely to result in significant revenue reversal in the period when the actual cancellation payment is settled and agreed with the customer.

In addition, we noted your discussion in your earnings call for the first quarter ended September 30, 2018 regarding a contract that was canceled. In this regard, tell us:

•	where you disclosed this cancellation and its accounting in your filing and if not disclosed, why not.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Response:

The contract cancellation noted in the Staff’s comment is the same contract cancellation that resulted in the $14.2 million cumulative effect adjustment to retained earnings as discussed above in the Company’s response to the Staff’s comment 2. Because the expected value of the amount of this cancellation was recorded within the cumulative effect adjustment upon the adoption of ASC 606, it was not recorded in the Company’s earnings for the quarter ended September 30, 2018 and therefore was not disclosed separately. Further, the Company disclosed the nature of the cumulative effect adjustment in Note 1 of the Form 10-Q filing for the quarter ended September 30, 2018.

•	tell us what impact your accounting had on the cumulative adjustment recorded to retained earnings upon adoption of ASC 606.

Response:

As noted above in the Company’s response to the Staff’s comment 2, the portion of the cumulative effect adjustment of $15.1 million represented by the contract cancellation was $14.2 million.

•	tell us your accounting for this cancellation citing specific accounting guidance to support your accounting.

Response:

The customer terminated the contract and required no remaining performance obligation by the Company on June 29, 2018, one day before the end of the fiscal year. As of June 30, 2018, there had not been any discussion held with the customer concerning the amount of the cash payment to be received as a result of the cancellation. Therefore, under the Company’s then-applicable revenue policy (under ASC 605), the revenue amount was neither fixed nor determinable. As such, all the criteria for revenue recognition had not been met during the period of termination, and, therefore, the Company did not recognize any revenue for the fiscal period ended June 30, 2018. However, in the transition to ASC 606, which the Company applied on a modified retrospective basis as of July 1, 2018, the Company treated the contract cancellation as a contract modification and recognized the consideration as variable consideration in the period the modification became effective. The Company considered whether the cancellation should be treated as a separate contract or part of the existing contract. Per ASC 606-10-25-12, contract modification is treated as a separate contract if both of the following conditions are present:

a.	“The scope of the contract increases because of the addition of promised goods or services that are distinct (in accordance with paragraph 606-10-25-18 through 25-22)

b.

The price of the contract increases by an amount of consideration that reflects that entity’s standalone selling prices of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. . .”

Neither of the above conditions applied, as there was no additional good or service that the Company would be providing to the customer following the cancellation. ASC 606-10-25-13 provides guidance for those situations where the conditions in ASC 606-10-25-12 are not met. Based on this guidance, the Company assessed that there was no remaining performance obligation in the contract that was distinct from the previously provided goods and services and, therefore, recorded the expected value of the

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

cancellation payment as a cumulative catch-up adjustment. The Company estimated the cancellation payment using the expected value method, constrained to the amount that would not result in significant revenue reversal. Subsequently, the payment due for the cancellation was settled with the customer and cash was received.

•

explain to us your consideration of question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, updated April 4, 2018, in adjusting for this amount when determining your Adjusted EBITDA as reported in your Form 8-K furnished on October 31, 2018.

Response:

On page 5 of the earnings release furnished to the Commission as Exhibit 99.1 to its Current Report on Form 8-K (filed on November 6, 2018 with respect to events that first occurred on October 31, 2018), the Company discloses, “[U]nder the Company’s credit agreement, its ability to engage in certain activities, such as incurring certain additional indebtedness, making certain investments and paying certain dividends, is tied to ratios based on Adjusted EBITDA, which is not defined under U.S. GAAP and is subject to important limitations.” The Company added back the ASC 606 cumulative effect adjustment when calculating Adjusted EBITDA as permitted by, and in accordance with the terms and conditions of, its credit agreement, which defines how to determine Adjusted EBITDA. In particular, the Company concluded, based on the credit agreement, that, since the cancellation payment resulting from the cancelled contract was not included in its results of operations for any fiscal period ended June 30, 2018 or the quarter ended September 30, 2018, due to the adoption of ASC 606, the cancellation payment meets the criteria to be added back for the purpose of calculating Adjusted EBITDA as defined by the credit agreement. Accordingly, we do not believe the adjustment is inconsistent with the guidance set forth in question 100.04 of the Non-GAAP C&DI.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 44

6.

You state that one of the factors that caused the decrease in your cash provided by operating activities for the six months ended December 31, 2018 was due to a higher collection of receivables during the corresponding prior-year period. In this regard, it appears that your days sales outstanding rose significantly from the quarter ended December 31, 2017 to the quarter ended December 31, 2018. Please explain to us, in reasonable detail the reason(s) for the change in days sales outstanding.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Response:

The Company believes that the change in days sales outstanding results from a combination of the following factors:

•

General increase in delays in certain customer payments, primarily due to the customers’ requirements related to the Company’s presentation of billing information on electronic data interchange invoices as compared to the customer’s purchase order.

•

As noted above in the response to the Staff’s comment 2, due to the Company’s adoption of ASC 606 effective July 1, 2018, there has been a change in the timing of revenue recognition for commercial product supply arrangements. Despite the change in the timing of revenue recognition, the Company continued to invoice its customers upon shipment of the product and has not updated any of its payment terms. This resulted in longer times between the recognition of revenue and the collection of the amounts recognized.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

Segment Review

Oral Drug Delivery segment, page 37

7.

You disclosed that you recorded $12.3 million of accelerated amortization related to a product participation licensing rights within your Oral Drug Delivery segment in the three months ended March 31, 2019. In this regard, you disclosed that:

•	“Revenue without acquisitions increased 1%, primarily driven by a favorable impact of 8% from product participation profit accelerated into the third quarter …”;

•	“Segment EBITDA without acquisitions increased 8%, primarily due to a favorable impact of 29% from product participation profit accelerated into the third quarter …”; and

•	“Selling, general, and administrative expenses further increased by $12 million from accelerated amortization related to product participation licensing rights within our Oral Drug Delivery segment …”

You also noted that Softgel Technologies’ Segment EBITDA decrease was related to “a reduction of product participation profit of 3% …”

Further, you disclosed that organic revenue growth and segment EBITDA growth are measures used to show current year sales and earnings from existing operations and include joint ventures and revenue from product-participation-related activities entered into within the year.

Please provide us the following information with regards to your product-participation related activities:

•	what this activity entails and

•	your accounting policy related to this revenue stream.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Response:

Product-participation-related activities

“Product participation” refers generally to those activities where the Company shares, or “participates,” in some way in the revenue earned by its customer and primarily includes out-licensing, where the Company is entitled to earn revenue in the form of royalties, up-front fees, or milestone payments because it has made available to the customers its intellectual property or other intangible property in connection with the manufacture, sale, or use of the customers’ products (e.g., licenses to Catalent-owned patents or trademarks in connection with sales of products). The out-licensing includes situations where the Company grants licensing rights to its customers and does not perform any manufacturing-related activities.

A minimal portion (less than 0.5% of gross revenue) of the Company’s operations include revenue-generating product-participation activities. Since July 1, 2018, the Company follows ASC 606-10-55-59, which provides licensing and royalty guidance, to account for such transactions.

Licenses of intellectual property and other intangible property

If a license to the Company’s intellectual property is functional in nature and determined to be distinct from other performance elements identified in the arrangement, the Company recognizes revenue from non-refundable fees earned from the license when the customer is able to use and benefit from the license in accordance with ASC 606-10-55-59. For example, revenue from an up-front royalty received or receivable in connection with a functional license will be recognized upon the delivery of the license and commencement of the license term. For licenses that are not distinct from other promises, the Company assesses the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable royalties is used. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Activities related to the third quarter of fiscal 2019

During the third quarter of the Company’s fiscal 2019, the Company executed an arrangement within its Oral Drug Delivery segment where it made exclusively available to a customer certain of its intellectual property and marketing rights with respect to a prescription drug. The licensing rights, which the Company determined to be functional in nature, were provided for a one-time, non-refundable fee. The Company recognized the non-refundable fee at the beginning of the license period, which occurred upon execution of the arrangement during the quarter ended March 31, 2019.

The Company assessed the future economic value of the rights retained by the Company following this license (and the related intangible asset recorded on the balance sheet) and concluded that the Company is unlikely to earn any future amount from these rights, given, among other things, the exclusivity provided to the customer as well as current and expected future market conditions. Accordingly, based on the guidance provided in ASC 350-30-35-9, the Company concluded that it was appropriate to revise the useful life of the assets and accelerate the amortization of the carrying value of the assets. The recorded value of the intangible assets associated with these rights as of March 31, 2019 was $12.3 million, which was fully amortized during the quarter.

Ms. Sasha Parikh and Mr. Rolf Sundwall

June 11, 2019

Activities related to the first nine months of fiscal 2019

During the first quarter of fiscal 2018, a long-term product participation arrangement within the Company’s Softgel Technologies segment expired and was not subsequently replaced, leading to the noted year-on-year reduction in Segment EBITDA.

* * *

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6169.

Sincerely yours,

/S/ WETTENY JOSEPH

Wetteny Joseph

Senior Vice President & Chief Financial Officer

Catalent, Inc.